04009402

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

FEB 25 2004

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 2/26/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 23rd day of February 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED JANUARY 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED JANUARY 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 10 For the period: FROM: January 1, 2004 TO: January 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	81,887	-
Overdue - 31 - 60 Days	145	483,311
Overdue - 61 - 90 Days	(17,625)	-
Overdue - 91 - 120 Days	3,791	2,651
Overdue - Over 121 Days	-	333,575
TOTAL	68,198	819,537

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	None	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	None	$ 7,750	12/29/2003	$ 7,750	4888	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: February 12, 2004

Debtor In Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	2/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/15/2004	2/15/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	2/8/2004	2/8/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	2/8/2004	2/8/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/8/2004	2/8/2004

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 10

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

Botanicals International Extracts, Inc.
January 31, 2003
(dollars in thousands)

	Current Month Actual	Ten Months Ended Year-to-date Actual
Sales	$ 180	$ 16,253
Cost of Sales	18	12,841
Gross margin	162	3,412
Sales and marketing	-	1,533
G & A expenses	(25)	646
Total	(25)	2,179
Contribution	**187**	**1,233**
Corporate Services		1,635
Operating income (loss)	**187**	**(402)**
Interest expense		(289)
Profit (Loss) before Other Income (Expense)	**187**	**(691)**
Gain/Loss on Disposal of Assets	-	(609)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**187**	**(1,299)**
Income taxes	-	-
Net income (loss)	**$187**	**($1,299)**

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 10 For the period- FROM: January 1, 2004 TO: January 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	63,632	11,796
Overdue - 31 - 60 Days	1,724	37,181
Overdue - 61 - 90 Days		100
Overdue - 91 - 120 Days	(267)	
Overdue - Over 121 Days	-	365,418
TOTAL	65,089	414,495

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004		
Bay 4 Capital	Monthly	9,634	2/5/2004	1	9,634
Xerox Corporation	Monthly	202	1/22/2004		
Xerox Corporation	Monthly	766	1/22/2004		
Xerox Corporation	Monthly	970	1/22/2004		
Western Disposal	Monthly	1,244	2/20/2004		

* Explanation for Non-Payment:

The Hauser equipment under the Bay 4 Capital lease has been returned and negotiations are underway for the CRO equipment

4. Tax Liability:

Gross Payroll Expense for Period: 408,284

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	1/31/2004	115,862.92	
State Payroll and Withholding Taxes	1/31/2004	23,776.43	
State Sales and Use Taxes	None		291
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 907,000
Kaye Scholer LLP	Attorney	$ 575,500
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 83,000
Deloitte & Touche LLP	Accountant	$ 85,000
Willkie Farr & Gallagher	Attorney	$ 176,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

In anticipation of selling its real property in Longmont, Colorado, Hauser□ceased operations at this facility and terminated the employment of approximately 30 employees.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
Sept. 30,2003	8,441,360	$ 10,000	11/6/2003	$ 10,000	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: February 12, 2004

[signature]

Debtor In Possession or Trustee
Chief Financial Officer

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Liability Recap					
Taxes Debited	Federal Income Tax		8,443.11		
	Earned Income Credit Advances		.00		
	Social Security - EE		4,339.98		
	Social Security - ER		4,339.98		
	Social Security Adj - EE		.00		
	Medicare - EE		1,014.97		
	Medicare - ER		1,015.00		
	Medicare Adj - EE		.00		
	Federal Unemployment Tax		656.14		
	State Income Tax		2,601.29		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins - ER		2,336.67		
	State Unemployment Insurance Adj - EE		.00		
	State Disability Insurance - EE		63.11		
	State Disability Insurance Adj - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945086353		24,729.25	
Other Transfers	ADP Direct Deposit	Account Number 4945086353		42,334.90	
	Wage Garnishments	Account Number 4945086353		607.26	
	Total Amount Debited From Your Accounts				67,671.41
Bank Debits and Other Liability	Checks			7,698.31	
	Adjustments/Prepay/Voids			.00	
Taxes - Your Responsibility	None This Payroll				

Total Liability
67,671.41
75,369.72
75,369.72
75,369.72

ADP Statistical Summary Recap

HAUSER, INC. HP
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 7294
Quarter Number: 1

Period Ending: 01/03/2004
Pay Date: 01/09/2004
Current Date: 01/05/2004

Week 02
Page 1

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Net Pay	Checks					7,698.31		
	Direct Deposits					42,334.90		
	Subtotal Net Pay						50,033.21	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						50,033.21	

Taxes			You are responsible for Depositing these amounts		Amount debited from your account				
	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
Federal	Federal Income Tax				8,443.11				
	Earned Income Credit Advances								
	Social Security				4,339.98	4,339.98			
	Medicare				1,014.97	1,015.00			
	Federal Unemployment Tax					555.14			
	Subtotal Federal				13,798.06	5,910.12	19,708.18		
State	CA State Income Tax				368.29				
	CA State Unemployment/Disability Ins-ER	3.5000				246.51			
	CA State Disability Insurance-EE				83.11				
	Subtotal CA				451.40	246.51	697.91		
	CO State Income Tax				2,233.00				
	CO State Unemployment/Disability Ins-ER	3.3200				2,090.16			
	Subtotal CO				2,233.00	2,090.16	4,323.16		
	Total Taxes		.00	.00	16,482.46	8,246.79	24,729.25		
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				24,729.25	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				42,334.90				Employee Transaction
	Wage Garnishments				607.26				
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				42,942.16	
Total Amount ADP Debited From Your Accounts								67,671.41	

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Liability Recap	Taxes Debited	Federal Income Tax	9,280.59			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,650.53			
		Social Security - ER	4,650.52			
		Social Security Adj - EE	.00			
		Medicare - EE	1,087.66			
		Medicare - ER	1,087.62			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	418.00			
		State Income Tax	2,840.80			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	2,001.76			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	181.65			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086353		26,209.13		
Other Transfers		ADP Direct Deposit Account Number 4945086353		43,903.68		Total Liability
		Wage Garnishments Account Number 4945086353		607.26		
		Total Amount Debited From Your Accounts			70,720.07	70,720.07
Bank Debits and Other Liability		Checks		9,011.43		79,731.50
		Adjustments/Prepay/Voids		.00		79,731.50
Taxes - Your Responsibility		None This Payroll				79,731.50

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

HAU

Batch: 0449
Quarter Number: 1

Period Ending: 01/17/2004
Pay Date: 01/23/2004
Current Date: 01/19/2004

Week 04
Page 1

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			You are responsible for Depositing these amounts		Amount debited from your account			
Net Pay	Checks				9,011.43			
	Direct Deposits				43,903.68			
	Subtotal Net Pay						52,915.11	
	Adjustments				.00			
	Total Net Pay Liability (Net Cash)						52,915.11	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				9,290.59			
	Earned Income Credit Advances							
	Social Security				4,650.53	4,650.52		
	Medicare				1,087.66	1,087.62		
	Federal Unemployment Tax					419.00		
	Subtotal Federal				15,028.78	6,156.14	21,184.92	
State	CA State Income Tax				779.80			
	CA State Unemployment/Disability Ins-ER	3.5000				243.49		
	CA State Disability Insurance-EE				181.65			
	Subtotal CA				961.45	243.49	1,204.94	
	CO State Income Tax				2,061.00			
	CO State Unemployment/Disability Ins-ER	3.3200				1,758.27		
	Subtotal CO				2,061.00	1,758.27	3,819.27	
	Total Taxes		.00	.00	18,051.23	8,157.90	26,209.13	
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248			26,209.13	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				43,903.68			Employee Transaction
	Wage Garnishments				607.26			
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248			44,510.94	
Total Amount ADP Debited From Your Accounts							70,720.07	

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 0449
Quarter Number: 1

Period Ending: 01/17/2004
Pay Date: 01/23/2004
Current Date: 01/19/2004

Week 04
Page 2

To Jeff Fadley

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Liability Recap	Taxes Debited	Federal Income Tax	34,637.20			
		Earned Income Credit Advances	.00			
		Social Security - EE	16,130.88			
		Social Security - ER	16,130.93			
		Social Security Adj - EE	.00			
		Medicare - EE	3,772.53			
		Medicare - ER	3,772.58			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	525.72			
		State Income Tax	9,907.73			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	3,605.17			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	218.28			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4946086363		88,701.00		
	Other Transfers	ADP Direct Deposit Account Number 4946085363		147,047.51		Total Liability
		Total Amount Debited From Your Account			235,748.51	235,748.51
	Bank Debits and Other Liability	Checks		40,593.66		276,342.17
		Adjustments/Prepay/Voids		7,544.01		283,886.18
	Taxes - Your Responsibility	None This Payroll				
						283,886.18 Includes Adjustments that are your responsibility

Hauser last payroll

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 1455
Quarter Number: 1

Period Ending: 01/31/2004
Pay Date: 01/30/2004
Current Date: 01/27/2004

Week 04
Page 1

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					40,593.66		
	Direct Deposits					147,047.51		
	Subtotal Net Pay						187,641.17	
	Adjustments					7,544.01		
	Total Net Pay Liability (Net Cash)						195,185.18	
Taxes Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				34,637.20			
	Earned Income Credit Advances							
	Social Security				16,130.88	16,130.93		
	Medicare				3,772.53	3,772.56		
	Federal Unemployment Tax					525.72		
	Subtotal Federal				54,540.61	20,429.21	74,969.82	
State	CA State Income Tax				941.73			
	CA State Unemployment/Disability Ins-ER	3.5000						
	CA State Disability Insurance-EE				218.28			
	Subtotal CA				1,160.01		1,160.01	
	CO State Income Tax				8,966.00			
	CO State Unemployment/Disability Ins-ER	3.3200				3,605.17		
	Subtotal CO				8,966.00	3,605.17	12,571.17	
	Total Taxes		.00	.00	64,666.62	24,034.38	88,701.00	
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				88,701.00
Other Transfers	ADP Direct Deposit				147,047.51			
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				147,047.51
Total Amount ADP Debited From Your Accounts								235,748.51

Excludes Taxes That Are Your Responsibility

20 Employee Transactions

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 10

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	2/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/15/2004	2/15/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	2/8/2004	2/8/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	2/8/2004	2/8/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/8/2004	2/8/2004

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 10

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 10

Hauser, Inc.
31-Jan-04

(dollars in thousands)

	Current Month Actual	Ten Months Ended Year-to-date** Actual
Sales	$304	$3,314
Cost of Sales	437	$3,312
Gross margin	(133)	$3
Sales and marketing	18	$412
G & A expenses	205	$3,035
Total Operating Cost	223	$3,447
Contribution	**(356)**	**($3,445)**
Corporate Services	(20)	($2,035)
Operating income (loss)	**(336)**	**($1,410)**
New products expense	0	($377)
Interest expense	(8)	($260)
Profit (Loss) before Other Income	**(344)**	**($2,047)**
Gain/(Loss) on Sale of Assets	1	($3,944)
Other Income (See Note)	0	$500
Chapter 11 Reorganization Costs	(551)	($2,858)
Profit (loss) before tax	**(894)**	**($8,348)**
Income taxes	-	$0
Net income (loss)	**($894)**	**($8,348)**

Note: Represents proceeds from Wyeth transaction which closed in November.

**Year-to-date Sales, Gross Margin and Net Income have been restated to properly record $90,000 of Hauser, Inc. revenue that had been erroneously recorded to Hauser Technical Services, Inc. in November 2003.

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 10 For the period- FROM: January 1, 2004 TO: January 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Pay‹ ‹e and Accounts Receivable*

*exclude pre-petition accounts payab.

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	121,760	385,873
Overdue - 31 - 60 Days		55,564
Overdue - 61 - 90 Days		450
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	121,760	441,887

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	5/4/2004	None	
US Filter	Quarterly	63	2/15/2004	None	
GE Capital	Monthly	589	2/12/2004	None	
Advanced Trailer Leasing	Monthly	134	2/17/2004	None	
Pure Water	Monthly	264	2/16/2004	None	
Quantum	Monthly	355	2/14/2004	None	
6800 Broadway Bsn Ctr	Monthly	26,672	3/1/2004	None	
Woodspear Properties	Monthly	17,116	3/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **190,958**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 1/31/2004	49,088	-
State Payroll and Withholding Taxes	by - 1/31/2004	7,485	-
State Sales and Use Taxes	by - 4/20/2004	-	422
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: February 12, 2004

Thomas W Hanlon

Debtor In Possession or Trustee
Title - Secretary / Treasurer

Preview Preview

Liability Recap	Taxes Debited	Federal Income Tax	8,427.68			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,995.77			
		Social Security - ER	5,008.44			
		Social Security Adj - EE	12.66			
		Medicare - EE	1,168.36			
		Medicare - ER	1,171.33			
		Medicare Adj - EE	2.96			
		Federal Unemployment Tax	848.25			
		State Income Tax	2,795.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	500.84			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4845086361		24,829.29		
	Other Transfers	ADP Direct Deposit Account Number 4845006361		45,746.63		Total Liability 70,575.92
		Total Amount Debited From Your Account			70,575.92	
	Bank Debits and Other Liability	Checks		12,097.00		82,672.92
		Adjustments/Prepay/Voids		15.62-		82,657.30
	Taxes - Your Responsibility	None This Payroll				82,657.30

10W4 adj for E. Jark exit ck ✓

Includes Adjustments that are your responsibility

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

CRD

Batch: 7319
Quarter Number: 1

Period Ending: 01/03/2004
Pay Date: 01/08/2004
Current Date: 01/05/2004

Week 02
Page 1

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks				12,097.00			
	Direct Deposits				45,745.63			
	Subtotal Net Pay						57,843.63	
	Adjustments				16.62-			
	Total Net Pay Liability (Net Cash)						57,828.01	
Taxes								
Federal	Agency							
	Federal Income Tax				8,527.69			
	Earned Income Credit Advances							
	Social Security				5,008.43	5,008.44		
	Medicare				1,171.32	1,171.33		
	Federal Unemployment Tax					648.25		
	Subtotal Federal				14,707.43	6,828.02	21,533.45	
State	CO State Income Tax				2,795.00			
	CO State Unemployment/Disability Ins-ER	.6200				500.84		
	Subtotal CO				2,795.00	500.84	3,295.84	
	Total Taxes		.00	.00	17,502.43	7,326.86	24,829.29	
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				24,829.29
Other	ADP Direct Deposit				45,745.63			
Transfers	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				45,745.63
Total Amount ADP Debited From Your Accounts								70,575.92

Excludes Taxes That Are Your Responsibility

42 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 7319
Quarter Number: 1

Period Ending: 01/03/2004
Pay Date: 01/08/2004
Current Date: 01/05/2004

Week 02
Page 2

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Section	Category	Item	Amount	Subtotal	Total	Total Liability
Liability Recap	Taxes Debited	Federal Income Tax	10,920.96			
		Earned Income Credit Advances	.00			
		Social Security - EE	6,459.24			
		Social Security - ER	6,439.85			
		Social Security Adj - EE	19.39			
		Medicare - EE	1,510.64			
		Medicare - ER	1,506.09			
		Medicare Adj - EE	4.54			
		Federal Unemployment Tax	741.72			
		State Income Tax	3,563.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	578.14			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086367		31,743.23		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		41,362.83		
		Total Amount Debited From Your Account			73,106.06	73,106.06
	Bank Debits and Other Liability	Checks		10,559.05		
		Adjustments/Prepay/Voids		24,217.98		83,675.11
						107,893.07
	Taxes - Your Responsibility	None This Payroll				107,893.07

Includes Adjustments that are your responsibility

Preview Preview

		Rate	You are responsible for Depositing these amounts: EE withheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited (from your account): EE withheld	Amount debited (from your account): ER contrib.			
Net Pay	Checks					10,569.05			
	Direct Deposits					41,362.83			
	Subtotal Net Pay						51,931.88		
	Adjustments					24,217.96			
	Total Net Pay Liability (Net Cash)						76,149.84		
Taxes									
Federal	Agency								
	Federal Income Tax				10,920.98				
	Earned Income Credit Advances								
	Social Security				6,439.85	6,439.85			
	Medicare				1,506.10	1,506.09			
	Federal Unemployment Tax					741.22			
	Subtotal Federal				18,866.93	8,687.16	27,554.09		
State	CO State Income Tax				3,563.00				
	CO State Unemployment/Disability Ins-ER	.6200				626.14			
	Subtotal CO				3,563.00	626.14	4,189.14		
	Total Taxes		.00	.00	22,429.93	9,313.30	31,743.23		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				31,743.23	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				41,362.83				37 Employee Transactions
	Amount ADP Debited From Account	4946086361	Tran/ABA	121000248				41,362.83	
Total Amount ADP Debited From Your Accounts								73,106.06	

ADP Statistical Summary Detail

© 1998, Automatic Data Processing, Inc.

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 0483
Quarter Number: 1

Period Ending: 01/17/2004
Pay Date: 01/22/2004
Current Date: 01/19/2004

Week 04
Page 2

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	2/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/15/2004	2/15/2004
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	2/8/2004	2/8/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	2/8/2004	2/8/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/8/2004	2/8/2004

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 10

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	None	
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	None	
	Total Other Non-Operating Expenses	

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
January 31, 2004
(dollars in thousands)

	Month Actual	**Year-to-date Actual
Sales	$389	4,184
Cost of sales	371	3,838
Gross margin	18	345
Sales and marketing	11	143
R & D expenses		
G & A expenses	29	251
Total	40	394
Contribution	(22)	(48)
Corporate Services	20	401
Operating income (loss)	**(42)**	**(449)**
Interest expense	(2)	(84)
Reorganization Costs	**(5)**	**(15)**
Profit (loss) before tax	**($49)**	**($548)**

**Year-to-date Sales, Gross Margin and Net Income have been restated to properly record $90,000 of Hauser, Inc. revenue that had been erroneously recorded to Hauser Technical Services, Inc. in November 2003.

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 10 For the period- FROM: January 1, 2004 TO: January 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		19,525
TOTAL	-	19,525

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: February 12, 2004

[signature]

Debtor In Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	2/15/2004	2/15/2004
Property	St. Paul/Acordia	See Below	2/1/2004	2/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	2/15/2004	2/15/2004
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	cancelled	
EPL	Hudson Insurance/Acordia	1,000,000	2/8/2004	2/8/2004
Cargo	St. Paul/Acordia	1,000,000	cancelled	
Foreign Liability	St. Paul/Acordia	2,000,000	cancelled	
Fiduciary	Chubb/Acordia	1,000,000	2/8/2004	2/8/2004
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	2/8/2004	2/8/2004

Miscellaneous Operating Expenses		
	Total Miscellaneous Operating Expenses	

Legal and Professional Fees		
	Total Legal and Professional Fees	

Other Non-Operating Expenses

	Total Other Non-Operating Expenses	

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 10 For the period- FROM: 1/1/2004 TO: 1/31/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	29,318,349	-	-
B. Less: Total Disbursements per all Prior Statements	28,968,273	-	-
C. Beginning Balance (A less B)	350,076	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
1/6: Misc receipts deposited by Hauser for Cobra, etc.	66		
1/6: Refund from Naumes for prepaid inventory	2,301		
1/6: Pmt from ZBI for remaining waiver cash	24,883		
1/8: Scheduled pmt from ZBI from sale of BIE	34,023		
1/9: Misc receipts deposited by Hauser for Cobra, etc.	1,322		
1/14: Pmt from ZBI for A/R collected	24,651		
1/19: Misc receipts deposited for GMAC lease, etc. (reference line #103)	942		
1/27: December management fee from HTS	60,000		
1/30: Misc receipts deposited by Hauser for Cobra, Dental Insur., Raw Material return	3,095		
1/30: Misc receipts deposited by Hauser for small supply sales	1,461		
From Detail Sheet "D"	466,317	-	-
TOTAL RECEIPTS THIS PERIOD (D):	619,061	-	-
E. Balance Available (C plus D)	969,137	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
01/06: Pay down LOC	1,973		
From Detail Sheet "F"	776,680	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	778,653	-	-
G. Ending Balance (E less F)	190,485	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: February 5, 2004

Thomas W. Hanlon

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement	
Statement Number:	10
For the period-	
FROM:	1/1/2004
TO:	1/31/2004

Date of Receipt	Description	General Account	Payroll Account	Tax Account
6-Jan		60,263		
9-Jan		16,416		
12-Jan		1,768		
13-Jan		8,491		
15-Jan		43,227		
20-Jan		136,436		
21-Jan		39,715		
23-Jan		6,328		
28-Jan		83,663		
29-Jan		33,560		
30-Jan		36,449		
Hauser A/R	466,317			
BIE A/R	-			
TOTAL RECEIPTS on this page: (Total will Automatically c		466,317	-	-

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement	
Statement Number:	10
For the period-	
FROM:	1/1/2004
TO:	1/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			776,680		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				**776,680**	-	-

Hauser, Inc.
Debtor In Possession Interim Statement #10
January 1 to January 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001303	1/29/2004	CHRIS YORK (HAND CHK, EL SEGUNDO)	50		50	Computer repair / consulting	All Other Expenses
2	004842	1/15/2004	CITY OF EL SEGUNDO (VOID)	(88)		(88)	Business License/El Segundo (Void)	All Other Expenses
3	004896	1/5/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
4	004897	1/5/2004	KENNETH CLEVELAND	1,720		1,720	Expense Reimbursement	All Other Expenses
5	004898	1/5/2004	THOMAS HANLON	123		123	Expense Reimbursement	All Other Expenses
6	004899	1/5/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
7	004900	1/5/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
8	004901	1/5/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
9	004902	1/5/2004	THOMAS HANLON ASSOCIATES	14,062		14,062	3rd Qtr Incentive Compensation	All Other Expenses
10	004903	1/8/2004	ACT TELECONFERENCING SERVICES	51		51	Teleconference Calls	All Other Expenses
11	004904	1/8/2004	ADVANCED TRAILER LEASING	312		312	Trailer Rental	All Other Expenses
12	004905	1/8/2004	CHEM-AQUA	773		773	Water Treatment	All Other Expenses
13	004906	1/8/2004	DENVER RESERVE	100		100	Section 125 Reimbursement, Dec	All Other Expenses
14	004907	1/8/2004	HAUSER TECHNICAL SERVICES	440		440	Paclitaxel Support	All Other Expenses
15	004908	1/8/2004	JEFFERSON PILOT FINANCIAL	669		669	Group Life Insurance/EE	All Other Expenses
16	004909	1/8/2004	LAB SUPPORT	774		774	Temporary Services	All Other Expenses
17	004910	1/8/2004	MCMASTER-CARR	555		555	Operating Supplies	All Other Expenses
18	004911	1/8/2004	MOTOR CARGO	500		500	Freight	Inventory
19	004912	1/8/2004	NEXTEL COMMUNICATIONS	343		343	Phone Expenses	All Other Expenses
20	004913	1/8/2004	QWEST	1,027		1,027	Phone Services, Hauser	All Other Expenses
21	004914	1/8/2004	ROCKY NET	935		935	Internet Connection	All Other Expenses
22	004915	1/8/2004	KLAUS SCHEKAHN	7,000		7,000	Travel Advance	All Other Expenses
23	004916	1/8/2004	SERVICE INDUSTRIAL INC	179		179	Uniform Rental/Mat Cleaning	All Other Expenses
24	004917	1/8/2004	US FILTER	168		168	Water Filter Rental DEC	All Other Expenses
25	004918	1/8/2004	WAUSAU INSURANCE	182		182	Workman's Comp Ins	All Other Expenses
26	004919	1/8/2004	ACORDIA	7,788		7,788	Insurance	Insurance
27	004920	1/8/2004	CBT INTERNATIONAL		5,907	5,907	Custom Duty/Broker Fees	Inventory
28	004921	1/8/2004	AMZAC ENTERPRISES		855	855	Freight	Inventory
29	004922	1/8/2004	HOLMAN DISTRIBUTION CENTER		1,240	1,240	Inventory	Inventory
30	004923	1/8/2004	KELATRON CORPORATION		2,277	2,277	Inventory	Inventory
31	004924	1/8/2004	MODESTI BROTHERS		449	449	Freight	Inventory
32	004925	1/8/2004	PRODUCTS DISTRIBUTION		253	253	Inventory	Inventory
33	004926	1/8/2004	SHUSTER LABS		420	420	Product Testing	Inventory
34	004927	1/8/2004	SUNLAND DISTRIBUTION		329	329	Freight	Inventory
35	004928	1/8/2004	SUNLINE EXPRESS SYSTEMS		2,244	2,244	Freight	Inventory
36	004929	1/8/2004	US NUTRACEUTICALS		540	540	Inventory	Inventory
37	004930	1/9/2004	BIOMER, INC		1,893	1,893	Expense Reimbursement	All Other Expenses
38	004931	1/9/2004	QWEST		26	26	Phone Services, Boonton	All Other Expenses
39	004932	1/9/2004	UNITED PARCEL SERVICE		683	683	Freight/Shipping	Inventory
40	004933	1/9/2004	AETNA	1,671		1,671	Dental Premium - Jan, 2004	All Other Expenses
41	004934	1/9/2004	CHC OF CALIFORNIA	412		412	CA EE Medical Insurance	All Other Expenses
42	004935	1/9/2004	CGLIC-PHOENIX EASC	13,696		13,696	CO EE Medical Insurance	All Other Expenses
43	004936	1/9/2004	DUANE COWGER	600		600	Wk 12/27 & 1/3 Server Maint	All Other Expenses
44	004937	1/9/2004	DENVER RESERVE	77		77	Section 125 Reimbursement, Dec	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #10
January 1 to January 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
45	004938	1/9/2004	EXPRESS SERVICES, INC.	1,097		1,097	Temporary Services	All Other Expenses
46	004939	1/9/2004	JEFFERSON PILOT FINANCIAL	137		137	Group Insurance/Voluntary Life	All Other Expenses
47	004940	1/9/2004	SUZY LINDSTEDT - PETTY CASH	428		428	Petty Cash Reimbursement	All Other Expenses
48	004941	1/9/2004	MCDONALD FARMS	370		370	Waste Disposal	All Other Expenses
49	004942	1/9/2004	MOTOR CARGO	525		525	Freight	Inventory
50	004943	1/9/2004	QWEST	186		186	Phone Services, Hauser	All Other Expenses
51	004944	1/9/2004	VISION SERVICE PLAN	129		129	EE Vision Premium	All Other Expenses
52	004945	1/12/2004	WATKINS MOTOR LINES		191	191	Freight	Inventory
53	004946	1/15/2004	AMZAC ENTERPRISES, INC.		183	183	Freight	Inventory
54	004947	1/15/2004	CBT INTERNATIONAL, INC.		503	503	Custom Duty/Broker Fees	Inventory
55	004948	1/15/2004	HOLMAN DISTRIBUTION CENTER		204	204	Inventory	Inventory
56	004949	1/15/2004	KELATRON CORPORATION		4,495	4,495	Inventory	Inventory
57	004950	1/15/2004	MODESTI BROTHERS, INC.		2,546	2,546	Freight	Inventory
58	004951	1/15/2004	UNITED PARCEL SERVICE		394	394	Freight/Shipping	Inventory
59	004952	1/15/2004	ACT TELECONFERENCING SERVICES	78		78	Teleconference Calls	Inventory
60	004953	1/15/2004	ALPHA LABS	130		130	Product Testing	Inventory
61	004954	1/15/2004	AT&T WIRELESS	181		181	Phone Expenses	All Other Expenses
62	004955	1/15/2004	CENTRAL WELD COUNTY WATER DIST	278		278	Utilities - HP	All Other Expenses
63	004956	1/15/2004	CITY OF EL SEGUNDO	88		88	Replacement Check, #4842	All Other Expenses
64	004957	1/15/2004	CO. DEPT. PUBLIC HEALTH & ENV	40		40	EPA Haz Waste Fee	All Other Expenses
65	004958	1/15/2004	DUANE COWGER	649		649	Wk 1/11/04 Server Maintenance	All Other Expenses
66	004959	1/15/2004	MILE HI CULLIGAN WATER, INC.	87		87	Water Cooler Rental	All Other Expenses
67	004960	1/15/2004	SCOTT KINDERWATER	75		75	Expense Reimbursement	All Other Expenses
68	004961	1/15/2004	EXPRESS SERVICES, INC.	1,260		1,260	Temporary Services	All Other Expenses
69	004962	1/15/2004	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Custodial Services - HP	All Other Expenses
70	004963	1/15/2004	GE CAPITAL	225		225	Copier Lease	All Other Expenses
71	004964	1/15/2004	VOID	-		-	Void	Void
72	004965	1/15/2004	HOGAN & HARTSON	251		251	Filing Fee Berry Patent	All Other Expenses
73	004966	1/15/2004	HOME DEPOT	179		179	Building Maintenance	All Other Expenses
74	004967	1/15/2004	JEAN PAULSON-KISLESKY	113		113	Expense Reimbursement	All Other Expenses
75	004968	1/15/2004	KC MAINTENANCE & SNOW REMOVAL	355		355	Snow Removal - HP	All Other Expenses
76	004969	1/15/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
77	004970	1/15/2004	KROGER-KING SOOPERS	474		474	Holiday lunch	All Other Expenses
78	004971	1/15/2004	LAB SUPPORT	1,868		1,868	Temporary Services	All Other Expenses
79	004972	1/15/2004	LCI CORPORATION	666		666	Operating Supplies	All Other Expenses
80	004973	1/15/2004	LINWELD	389		389	Operating Expenses	All Other Expenses
81	004974	1/15/2004	M TECH	1,208		1,208	Building Maintenance	All Other Expenses
82	004975	1/15/2004	MCMASTER-CARR	1,440		1,440	Operating Supplies	All Other Expenses
83	004976	1/15/2004	METRO WASTEWATER RECLAMATION	4,004		4,004	Hauled Waste	All Other Expenses
84	004977	1/15/2004	MOTION TELECOM	175		175	Long Distance - HP (Univance)	All Other Expenses
85	004978	1/15/2004	NATIONSRENT	90		90	Operating Supplies	All Other Expenses
86	004979	1/15/2004	QWEST	231		231	Phone Services, Hauser	All Other Expenses
87	004980	1/15/2004	RENTAL SERVICE CORPORATION	893		893	Building Maintenance	All Other Expenses
88	004981	1/15/2004	SBC COMMUNICATIONS	323		323	Phone Services, El Segundo	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #10
January 1 to January 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
89	004982	1/15/2004	SEVERN TRENT LABORATORIES	95		95	Waste Water Treatment	All Other Expenses
90	004983	1/15/2004	SERVICE INDUSTRIAL INC	248		248	Uniform Rental/Mat Cleaning	All Other Expenses
91	004984	1/15/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
92	004985	1/15/2004	TOP HAT SUPPLY COMPANY	257		257	Operating Supplies	All Other Expenses
93	004986	1/15/2004	XEROX CORPORATION	1,942		1,942	Copier Lease	All Other Expenses
94	004987	1/15/2004	VERIZON		420	420	Phone Services, Boonton	All Other Expenses
95	004988	1/16/2004	ONYX ENVIRONMENTAL	4,542		4,542	Hazardous Waste Disposal	All Other Expenses
96	004989	1/16/2004	ONYX ENVIRONMENTAL	1,226		1,226	Hazardous Waste Disposal	All Other Expenses
97	004990	1/19/2004	BIOMER, INC		79,750	79,750	Commissions Payment, 2003 (partial)	All Other Expenses
98	004991	1/19/2004	ONYX ENVIRONMENTAL	340		340	Haz Waste Fuels disposal	All Other Expenses
99	004992	1/19/2004	DENIS OUELLETTE	6,234		6,234	Consulting Service/Mileage	All Other Expenses
100	004993	1/21/2004	ADVANCED TRAILER LEASING-004	312		312	Trailer Rental	All Other Expenses
101	004994	1/21/2004	AMERIGAS - FORT COLLINS	157		157	Operating Supplies	All Other Expenses
102	004995	1/21/2004	DUANE COWGER	500		500	WE 1/17 Server Maintenance	All Other Expenses
103	004996	1/21/2004	GMAC (REIMBURSED)	542		542	Monthly Auto Payment K. Schekahn	All Other Expenses
104	004997	1/21/2004	METRIX INC.	6,220		6,220	Environ. Site Assessment	All Other Expenses
105	004998	1/21/2004	KENNETH CLEVELAND ASSOCIATES	8,059		8,059	Executive Management Services	All Other Expenses
106	004999	1/21/2004	RAISA KROPP	157		157	Expense Reimbursement	All Other Expenses
107	005000	1/21/2004	VOID	-		-	Void	Void
108	005001	1/21/2004	VOID	-		-	Void	Void
109	005002	1/21/2004	QWEST	945		945	Phone Service HP	All Other Expenses
110	005003	1/21/2004	QWEST INTERPRISE AMERICA, INC.	50		50	Web Marketing Monthly Fee	All Other Expenses
111	005004	1/21/2004	MCMASTER-CARR	187		187	Operating Supplies	All Other Expenses
112	005005	1/21/2004	POSTAL PRIVILEGE	50		50	Postage/El Segundo	All Other Expenses
113	005006	1/21/2004	SONITROL OF DENVER	343		343	Security/HP	All Other Expenses
114	005007	1/21/2004	ST. VRAIN SANITATION DISTRICT	5,452		5,452	Qtr Billing	All Other Expenses
115	005008	1/21/2004	THOMAS HANLON ASSOCIATES	4,454		4,454	Executive Management Services	All Other Expenses
116	005009	1/21/2004	UNITED POWER	9,399		9,399	Utilities	All Other Expenses
117	005010	1/21/2004	WASTE MANAGEMENT	51		51	Roll off waste	All Other Expenses
118	005011	1/21/2004	WELLS FARGO BANK	16,306		16,306	Legal Expense Reimbursement	Legal Expense Reimbursement
119	005012	1/21/2004	WESTERN DISPOSAL SERVICES	1,244		1,244	Waste Disposal	All Other Expenses
120	005013	1/21/2004	KELATRON CORPORATION		5,580	5,580	Inventory	Inventory
121	005014	1/21/2004	SUNLINE EXPRESS SYSTEMS, INC.		289	289	Freight	Inventory
122	005015	1/21/2004	WATKINS FREIGHT DEPARTMENT		109	109	Freight	Inventory
123	005016	1/22/2004	COVANCE LABORATORIES	1,142		1,142	Product Testing Final Billing	Inventory
124	005017	1/22/2004	GERALD T GOURDIN	7,544		7,544	Final Pay Check	Payroll
125	005018	1/23/2004	HELPMATES STAFFING SERVICES	294		294	Temporary Services/El Segundo	All Other Expenses
126	005019	1/27/2004	HELPMATES STAFFING SERVICES	783		783	Temporary Services/El Segundo	All Other Expenses
127	005020	1/28/2004	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
128	005021	1/28/2004	VOID	-		-	Void	Void
129	005022	1/28/2004	ROBERT G BUCK	2,000		2,000	Professional Management Services	All Other Expenses
130	005023	1/28/2004	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
131	005024	1/28/2004	CHEM-AQUA	773		773	Water Treatment	All Other Expenses
132	005025	1/28/2004	CORPORATE EXPRESS	397		397	Office Supplies	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #10
January 1 to January 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
133	005026	1/28/2004	EXPRESS SERVICES, INC.	850		850	Temporary Services	All Other Expenses
134	005027	1/28/2004	HAUSER TECHNICAL SERVICES, INC	333		333	Professional Services	All Other Expenses
135	005028	1/28/2004	JEFF FADLEY	277		277	Expense Reimbursement	All Other Expenses
136	005029	1/28/2004	JEFFERSON PILOT FINANCIAL	592		592	Group Life Insurance/EE	All Other Expenses
137	005030	1/28/2004	MCDONALD FARMS ENTERPRISES	970		970	Trash Roll off	All Other Expenses
138	005031	1/28/2004	NEXTEL COMMUNICATIONS	197		197	Wireless Phones HP	All Other Expenses
139	005032	1/28/2004	QWEST	278		278	Phone lines HP	All Other Expenses
140	005033	1/28/2004	RODNEY R. REAM	25		25	Tech Support El Segundo	All Other Expenses
141	005034	1/28/2004	ROCKYNET	935		935	Internet Connection	All Other Expenses
142	005035	1/28/2004	ST. VRAIN SANITATION DISTRICT	2,074		2,074	Waste Disposal	All Other Expenses
143	005036	1/28/2004	SERVICE INDUSTRIAL INC	247		247	Uniform Service	All Other Expenses
144	005037	1/28/2004	US FILTER	50		50	1/2 month rental on filters for labs	All Other Expenses
145	005038	1/28/2004	AKA INTERNATIONAL INC		2,211	2,211	Inventory	Inventory
146	005039	1/28/2004	CBT INTERNATIONAL, INC.		220	220	Freight	Inventory
147	005040	1/28/2004	EARTH LINK, INC.		162	162	Phone service Boonton	All Other Expenses
148	005041	1/29/2004	DAVID BAILEY	836		836	Expense Reimbursement	All Other Expenses
149	005042	1/29/2004	ROBERT G BUCK	175		175	Expense Reimbursement	All Other Expenses
150	005043	1/29/2004	KLAUS SCHEKAHN	135		135	Expense Reimbursement	All Other Expenses
151	005044	1/29/2004	JEFF FADLEY	2,930		2,930	Professional Management Services	All Other Expenses
152	W0107A	1/7/2004	PUTNAM CORPORATE SERVICES	3,522		3,522	EE 401k Contributions	All Other Expenses
153	W0122A	1/22/2004	PUTNAM CORPORATE SERVICES	4,271		4,271	EE 401k Contributions	All Other Expenses
154	W0130	1/30/2004	PUTNAM CORPORATE SERVICES	487		487	EE 401k Contributions	All Other Expenses
155	ED0102	1/2/2004	UNITED PARCEL SERVICE	158		158	Freight/Shipping	Inventory
156	ED0112	1/12/2004	UNITED PARCEL SERVICE	126		126	Freight/Shipping	Inventory
157	ED0116	1/16/2004	UNITED PARCEL SERVICE	783		783	Freight/Shipping	Inventory
158	ED0123	1/23/2004	UNITED PARCEL SERVICE	197		197	Freight	Inventory
159	ED0130	1/30/2004	UNITED PARCEL SERVICE	166		166	Freight	Inventory
160	GJ	1/2/2004	ADP	529		529	Payroll Processing Fees	Payroll
161	GJ	1/16/2004	ADP	175		175	Payroll Processing Fees	Payroll
162	GJ	1/7/2004	ADP	42,335		42,335	PR EFT, Pay Date 1/9	Payroll
163	GJ	1/8/2004	ADP	25,337		25,337	PR Taxes Pay Date 1/9	Payroll
164	GJ	1/21/2004	ADP	43,904		43,904	PR EFT, Pay Date 1/23	Payroll
165	GJ	1/22/2004	ADP	26,816		26,816	PR Taxes, Pay Date 1/23	Payroll
166	GJ	1/28/2004	ADP	147,048		147,048	PR EFT, Pay Date 1/30	Payroll
167	GJ	1/29/2004	ADP	88,701		88,701	PR Taxes,. Pay Date 1/30	Payroll
168	GJ	1/30/2004	ADP	698		698	Payroll Processing Fees	Payroll
169	GJ	1/8/2004	LIVE PAYROLL CHECKS	7,698		7,698	PR Live Checks Pay Date 1/9	Payroll
170	GJ	1/19/2004	LIVE PAYROLL CHECKS	9,011		9,011	PR Live Checks Pay Date 1/23	Payroll
171	GJ	1/19/2004	LIVE PAYROLL CHECKS	40,594		40,594	PR Live Checks Pay Date 1/30	Payroll
172	GJ	1/26/2004	STATE OF CALIFORNIA (CK VOIDED 12/17)	800		800	#4684 Voided Check Cleared	All Other Expenses
173	GJ	1/20/2004	WELLS FARGO BANK	1,341		1,341	Client Analysis Service Charge	All Other Expenses
				662,306	**114,374**	**776,680**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement		
Statement Number:		10
For the period-		
	FROM:	January 1, 2004
	TO:	January 31, 2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			4,142,337	-	-
B. Less: Total Disbursements per all Prior Statements			4,016,182	-	-
C. Beginning Balance (A less B)			126,155	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
1-06-04 - Customer Receipts			77,613		
1-12-04 - Customer Receipts			3,255		
1-12-04 - Customer Receipts			32,300		
1-20-04 - Customer Receipts			37,417		
1-21-04 - Customer Receipts			184,966		
1-26-04 - Customer Receipts			69,920		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			405,471	-	-
E. Balance Available (C plus D)			531,626	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			413,322	-	-
TOTAL DISBURSEMENTS THIS PERIOD (F):			413,322	-	-
G. Ending Balance (E less F)			118,304	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: February 5, 2004

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: **Hauser Technical Services, Inc.**	**Debtor In Possession Interim Statement**
A Delaware Corporation	Statement Number: 10
Debtor	For the period: FROM: 1/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 1/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
1/2/2004	12170	6800 Broadway Business Center, LLC	Clear Creek Jan Rent	26,672		
1/2/2004	12171	Aetna (Dental)	Jan Dental	2,451		
1/2/2004	12172	CGLIC-Phoenix EASC	Jan Medical	22,731		
1/2/2004	12173	Jefferson Pilot Financial Insurance Co.	Jan Life Ins	100		
1/2/2004	12174	Vision Service Plan	Jan Vision	200		
1/2/2004	12175	Woodspear Properties	Jan Gunbarrel Rent	17,116		
1/15/2004	12176	Air-Right, Inc.	Other	150		
1/15/2004	12177	Airgas Dry Ice	Other	235		
1/15/2004	12178	American Peptide Company, Inc.	Custom Peptide for Project	7,820		
1/15/2004	12179	Ben Hughes	Mileage	108		
1/15/2004	12180	bioMERIEUX VITEK, INC.	Other	61		
1/15/2004	12181	Biopharma Compliance Services, LLC	Contract Project Services	2,960		
1/15/2004	12182	Cleaning Service	Other	350		
1/15/2004	12183	Federal Express	Other	901		
1/15/2004	12184	Fisher Scientific	Other	36		
1/15/2004	12185	GE Capital	Copier Leases	1,029		
1/15/2004	12186	Hauser (Microbac)	Other	500		
1/15/2004	12187	Industrial Container Services	Other	301		
1/15/2004	12188	Jennifer Hobson	Reimburse office exp.	19		
1/15/2004	12189	Laboratory Supply Distributors, Corp.	Other	64		
1/15/2004	12190	Linweld, Inc.	Other	456		
1/15/2004	12191	Mile Hi Culligan Water, Inc.	Other	64		
1/15/2004	12192	Mtech	Equip Repair	2,398		
1/15/2004	12193	Nelson Laboratories, Inc.	Other	200		
1/15/2004	12194	North Pecos Water & Sanitation	Other	12		
1/15/2004	12195	Orkin Exterminating	Other	392		
1/15/2004	12196	QWEST - 023B (was 179B)	Other	164		
1/15/2004	12197	QWEST - 146B (was 421B)	Other	308		
1/15/2004	12198	QWEST - 564B (was 701B)	Other	50		
1/15/2004	12199	Qwest 230M	Other	142		
1/15/2004	12200	Qwest 692B (was 723B)	Other	942		
1/15/2004	12201	Roadway Express	Other	155		
1/15/2004	12202	Service Uniform Rental - DV	Other	147		
1/15/2004	12203	Sigma-Aldrich	Lab Supplies, equipment	2,263		
1/15/2004	12204	UDI, The Sandwichman	Other	122		
1/15/2004	12205	USFilter	Other	154		
1/15/2004	12206	V W R Scientific, Inc.	Lab Supplies, equipment	1,390		
1/15/2004	12207	Waste Management of Denver	Other	56		
1/15/2004	12208	Waters Corporation	Equip Maint. Contract	2,685		
1/16/2004	12209		Voided check	0		
1/16/2004	12210	Christian Sumner	Severance Check - Payroll	6,621		
1/16/2004	12211	Catherine E. Chierotti	Severance Check - Payroll	5,002		
1/16/2004	12212	Robert A. Gordon	Severance Check - Payroll	8,167		
1/16/2004	12213	Terri Facey	Severance Check - Payroll	4,404		
1/22/2004	12214	City of Boulder -Sales Tax Division	4th qtr 03 Use Tax	2,636		
1/22/2004	12215	Colorado Department of Revenue	4th qtr 03 Use Tax	3,970		
1/22/2004	12216	Advanced Trailer Leasing 004	Other	134		
1/22/2004	12217	Airgas Dry Ice	Other	217		
1/22/2004	12218	American Chemical Society	2004 Memberships	1,642		
1/22/2004	12219	Void	Check Voided	0		
1/22/2004	12220	Aramark	Other	165		
1/22/2004	12221	AT&T Wireless Services	Other	135		
1/22/2004	12222	Biotest Diagnostics Corporation	Other	188		

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 10
Debtor	For the period: FROM: 1/1/2004
Chapter 11 Case No: LA 03-18798-BB	TO: 1/31/2004

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
1/22/2004	12223	Boulder Security Center	Other	199		
1/22/2004	12224	CDW Direct LLC	Other	966		
1/22/2004	12225	CO Dept of Health & Environ. (CDPHE)	Waste Water Permit	386		
1/22/2004	12226	Federal Express	Other	242		
1/22/2004	12227	Ikon Office Solutions	Other	467		
1/22/2004	12228	Iron Mountain	Other	114		
1/22/2004	12229	Jackie L. Nelson	Mileage	66		
1/22/2004	12230	Linweld, Inc.	Other	172		
1/22/2004	12231	Margaret Thompson	Mileage/Client meal	158		
1/22/2004	12232	Melissa Varner	Client Dinner	94		
1/22/2004	12233	Motion Telecom, Inc (was Univance)	Other	185		
1/22/2004	12234	Mtech	Equip Maint. & Contract	1,113		
1/22/2004	12235	Nelson Laboratories, Inc.	Other	115		
1/22/2004	12236	Omega Engineering, Inc.	Other	751		
1/22/2004	12237	Orkin Exterminating	Other	130		
1/22/2004	12238	Pure Water Solutions, Inc.	Other	264		
1/22/2004	12239	QWEST - 469B	Other	323		
1/22/2004	12240	Qwest Internet Solutions	Other	50		
1/22/2004	12241	Sean Garrett	Mileage/Batteries	198		
1/22/2004	12242	SERCOM	Equip Repair	1,123		
1/22/2004	12243	Super Tech Filter Corp	Other	253		
1/22/2004	12244	Tri-R Systems, Inc.	Other	58		
1/22/2004	12245	ULINE	Other	107		
1/22/2004	12246	Univ of Colorado Tech Research Cntr	Other	206		
1/22/2004	12247	V W R Scientific, Inc.	Other	341		
1/22/2004	12248	W W Grainger, Inc.	Other	99		
1/22/2004	12249	Xcel Energy (CC)	Clear Creek Dec. Utilities	12,035		
1/22/2004	12250	Xcel Energy (GB)	Gunbarrel Dec Utilities	6,657		
1/23/2004	12251	Denver Reserve	Sec 125 Deductions	830		
1/23/2004	12252	Petty Cash	Other	707		
1/29/2004	12253	Ace Glass, Inc.	Other	797		
1/29/2004	12254	Barry H. Wolfe	Reimb. For holiday party expenses	2,663		
1/29/2004	12255	Biopharma Compliance Services, LLC	Contract Project Services	2,980		
1/29/2004	12256	Corporate Express	Other	664		
1/29/2004	12257	Dairy Engineering	Equip for Project	705		
1/29/2004	12258	Dan W. Childers	Reimb. For Reg Affairs Certification	75		
1/29/2004	12259	David Dunn	Mileage	121		
1/29/2004	12260	Fisher Scientific	Other	23		
1/29/2004	12261	Flanders Filters, Inc.	Filters/Lab supplies	3,559		
1/29/2004	12262	Jeol USA, Inc.	Equip Maint Contract	1,560		
1/29/2004	12263	Kathy Granillo	Copies for Report	66		
1/29/2004	12264	Linweld, Inc.	Other	151		
1/29/2004	12265	Macromolecular Resources	Other	90		
1/29/2004	12266	McGuckin Hardware, Inc.	Other	168		
1/29/2004	12267	Nelson Laboratories, Inc.	Other	115		
1/29/2004	12268	Petty Cash	Other	223		
1/29/2004	12269	Qwest - 922B (was 612B)	Other	47		
1/29/2004	12270	Rodney B. McKeever	Reimbursement for Janitorial Supls.	149		
1/29/2004	12271	Service Uniform Rental - DV	Other	141		
1/29/2004	12272	Sigma-Aldrich	Other	137		
1/29/2004	12273	Tri-R Systems, Inc.	Other	58		
1/29/2004	12274	UDI, The Sandwichman	Meeting with potential acquirer	141		
1/29/2004	12275	WESTFIRE	Fire Suppression Check	495		

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor

Chapter 11 Case No: LA 03-18798-BB

Debtor In Possession Interim Statement

Statement Number: 10

For the period:
FROM: 1/1/2004
TO: 1/31/2004

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
1/6/2004	Wire Trnsf	Payroll 1-9 - Direct Deposit		Payroll & Payroll Taxes	45,747		
1/7/2004	Wire Trnsf	Payroll 1-9 - Taxes		Payroll & Payroll Taxes	24,829		
1/8/2004	Pyrl Cks	Payroll 1-9 - Checks		Payroll & Payroll Taxes	12,097		
1/7/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,659		
1/20/2004	Wire Trnsf	Payroll 1-22 - Direct Deposit		Payroll & Payroll Taxes	41,363		
1/21/2004	Wire Trnsf	Payroll 1-22 - Taxes		Payroll & Payroll Taxes	31,743		
1/22/2004	Pyrl Cks	Payroll 1-22 - Checks		Payroll & Payroll Taxes	10,569		
1/22/2004	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,495		
1/2/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	40		
1/16/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	230		
1/30/2004	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	267		
1/21/2004	Acnt Trnsf	Wells Fargo	#	Bank Fee	565		
1/27/2004	Wire Trnsf	Hauser Inc.		Admin Fees & Interest	60,000		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					**413,322**	0	0